
03025911


SEC MAIL
RECEIVED
PROCESSING
JUN 3 0 2003
WASH, D.C.
SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2002.

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from __________ to __________


PROCESSED
JUL 02 2003
THOMSON
FINANCIAL

Commission file number 1-6035

THE TITAN CORPORATION CONSOLIDATED RETIREMENT PLAN

THE TITAN CORPORATION

3033 Science Park Road
San Diego, CA 92121-1199

(Name and address of principal executive office of issuer of securities)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: 6/26, 2003

THE TITAN CORPORATION CONSOLIDATED RETIREMENT PLAN



By: ____________________
Mark W. Sopp
Chairperson, Administrative Committee of The Titan Corporation Consolidated Retirement Plan

THE TITAN CORPORATION
CONSOLIDATED RETIREMENT PLAN

Index to Financial Statements

All other schedules are not applicable or not required based on disclosure requirements of the Employee Retirement Income Security Act of 1974 and regulations issued by the Department of Labor.



750 B Street
San Diego, CA 92101

Independent Auditors' Report

The Trustee and Plan Administrator
The Titan Corporation Consolidated Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of The Titan Corporation Consolidated Retirement Plan as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i – Schedule of Assets (held at end of year) and supplemental Schedule H, Line 4j – Schedule of Reportable Transactions, required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, are presented for the purpose of additional analysis and are not a required part of the basic financial statements. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

San Diego, California
May 30, 2003



THE TITAN CORPORATION
CONSOLIDATED RETIREMENT PLAN

Statements of Net Assets Available for Benefits

as of December 31, 2002 and 2001

	2002	2001
Assets:		
Investments (note 3)	$ 194,193,766	$ 209,125,245
Receivables:		
Employer contributions	517,888	430,956
Employee contributions	570,685	418,688
Loan interest	8,255	11,044
Total receivables	1,096,828	860,688
Net assets available for benefits	$ 195,290,594	$ 209,985,933

See accompanying notes to financial statements.

THE TITAN CORPORATION
CONSOLIDATED RETIREMENT PLAN

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2002

Additions:	
Contributions:	
Employer	$ 10,033,177
Employee	19,526,565
Rollover	2,455,328
	32,015,070
Investment income (loss):	
Dividends	4,166,474
Interest	271,403
Net depreciation in fair value of investments (note 3)	(50,518,552)
	(46,080,675)
Net change in investments	(14,065,605)
Transfers in (note 7)	17,043,402
Total additions	2,977,797
Deductions:	
Deductions from net assets attributed to:	
Benefits paid to participants	14,446,746
Administrative expenses	261,670
Transfers out (note 7)	2,964,720
Total deductions	17,673,136
Net decrease in net assets	(14,695,339)
Net assets available for benefits:	
Beginning of year	209,985,933
End of year	$ 195,290,594

See accompanying notes to financial statements.

THE TITAN CORPORATION
CONSOLIDATED RETIREMENT PLAN

Notes to Financial Statements

(1) Plan Description and Related Information

General

The Titan Corporation (the Company) maintains The Titan Corporation Consolidated Retirement Plan (the Plan), which is both a profit-sharing plan and an employee stock ownership plan (ESOP). The Plan was originally effective May 1, 1984. Prior to January 1, 1999, the Plan was known as The Titan Corporation 401(k) Retirement Plan. The Plan was amended and restated in its entirety, effective as of January 1, 1999, and renamed The Titan Corporation Consolidated Retirement Plan to reflect the prior mergers of plans acquired by the Company into the Plan. Four plans merged into the Plan during the year ended December 31, 2001: Assist International 401(k) Plan; JB Systems, Inc. 401(k) Plan; Atlantic Aerospace Electronics Corporation 401(k) Plan; and Pulse Engineering, Inc. Employees' Retirement Savings Plan. There were two plans merged into the Plan during the year ended December 31, 2002: SenCom Corporation Savings and Retirement Plan and William C. Lindsey, Inc. dba LinCom Corporation 401(k) Profit Sharing Plan. Additionally, as a result of the distribution of the Company's ownership of SureBeam Corporation (SureBeam) on August 5, 2002 (see note 6), the plan assets of SureBeam employees were transferred out of the Plan and into the SureBeam Corporation 401(k) Plan and Trust during the year ended December 31, 2002. The transfers in and out of Plan assets during 2002 are reflected as asset transfers in and out on the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2002.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

The purpose of the profit-sharing portion of the Plan is to provide a convenient way for eligible employees to save on a regular and long-term basis. The purpose of the ESOP portion of the Plan is to provide eligible employees with an opportunity to acquire and hold for long-term investment an ownership interest in the Company.

The Trustee of the Plan, who is responsible for the administration of the trust fund under the terms of a trust agreement, is T. Rowe Price Trust Company (Trustee). The Company is the Plan Administrator (Plan Administrator) and has full power to administer the Plan and apply all of its provisions on behalf of participating employees. The Plan Administrator has appointed a committee (the Committee) consisting of Company employees to perform these duties with respect to the operation of the Plan.

Eligible Employees

An eligible employee is any employee of the Company or participating affiliate, who is at least 21 years of age. This group excludes leased employees, employees covered by a collective bargaining agreement, nonresident aliens, employees designated on the Company's employment records as temporary employees, and employees who have entered into agreements that make them ineligible. Temporary employees may become eligible employees after a six-month period of service.

THE TITAN CORPORATION
CONSOLIDATED RETIREMENT PLAN

Notes to Financial Statements (Continued)

(1) Plan Description and Related Information (Continued)

Contributions

Participants may make tax deferred contributions of up to 30% of their annual compensation to a maximum dollar amount established by the Internal Revenue Code (IRC). Tax deferred contributions are subject to certain limitations provided by the IRC. Participants age 50 and older may make catch-up contributions to a maximum dollar amount established by the IRC. Deferred contributions are matched by the employer based on the matching formula, as defined in the Plan document. The matching formula shall be determined by the Board of Directors (or the delegate of such board) and disclosed prior to the commencement of the Plan year in which it is applied. If the Board of Directors or its delegate so determines, the matching formula may be a discretionary amount to be determined by the Board or its delegate after the end of the Plan year. This matching formula is different for each entity covered in the Plan.

Participants may specify that their deferral contributions be invested entirely in one fund or divided among the funds in multiples of whole percentages of their contributions. Participants may elect in which funds to invest 50% of the employer matching contribution. The remaining 50% of the employer matching contribution is generally invested in The Titan Corporation Common Stock. In accordance with a Plan amendment adopted in 2002, upon attaining two years of service, participants can diversify the assets of the employer match portion of their account. Employer discretionary contributions are allocated to any of the nineteen investment funds in multiples of whole percentages as directed by each participant. Participants may change their investment fund designation for investment of new contributions as well as for investment of the balance of their account in the Plan on a daily basis. Participants may elect at any time to suspend, change, or resume compensation deferrals, provided they make an election in the manner prescribed by the Committee.

In accordance with procedures approved by the Committee, a participant may contribute (rollover) to the Plan all or a portion due to the participant from another plan qualified under Section 401(a) of the IRC. The employer does not match rollover contributions.

In addition to matching contributions, the employer may elect to make an employer profit sharing contribution, as well as an ESOP contribution, and historically, ESOP contributions have been made in The Titan Corporation Common Stock. These discretionary contributions are allocated to participants employed on the last day of the Plan year generally based upon the ratio that each participant's compensation from the contributing employer bears to the aggregate of all such participants' compensation. A discretionary contribution of $175,000 for eligible employees of the Unidyne division, for which there is no employer matching contribution, is included in contributions for the year ended December 31, 2002. No ESOP contribution was made or declared for 2002 or 2001. Upon having 10 or more full years of service and attaining age 55, participants are given the election of diversifying 25% of the assets of the ESOP portion of their account reduced by the amount of prior elections. The election is offered annually during a six-year period ending in the year the participant attains age 60. During the last year of this period, the participant is given the opportunity to diversify an aggregate of up to 50% of their ESOP portion of their account reduced by the amount of prior elections.

(1) Plan Description and Related Information (Continued)

Participant Accounts

Separate accounts are maintained in the name of each participant for deferred contributions, rollover contributions, prior voluntary contributions, employer matching contributions, employer discretionary contributions, employer nonelective contributions, ESOP contributions, and prior profit sharing plan contributions, if applicable. Each account is credited with contributions, adjusted for investment results and charged with withdrawals.

Vesting

Each participant's deferred, prior voluntary, employer nonelective contributions and rollover contributions are fully vested as contributions are made. In general, employer matching and discretionary contributions vest in increments over the participant's first five years of employment, after which full vesting occurs. The vesting schedule begins at 25% after two years of service and in 25% increments thereafter, until 100% vesting is achieved. Participants at the time of a Plan merger may be subject to grandfathered vesting schedules.

Termination of Employment Benefits and Forfeitures

If a participant's employment is terminated for reasons other than retirement, disability, or death, benefits payable will be equal to the vested value of the participant's accounts. The unvested portion in such case is deemed forfeited. Forfeited amounts are first used to restore forfeitures of reemployed participants, second to pay administrative expenses and third to reduce the amount of employer matching contributions. Forfeited amounts are generally invested in money market funds but may be invested in other investments, which may fluctuate in value. Forfeitures of employer contributions totaled $696,737 for the year ended December 31, 2002. During 2002, administrative expenses were paid using forfeitures totaling $261,670. Also, in 2002, employer contributions were reduced by $556,817 from forfeited nonvested accounts. As of December 31, 2002 and 2001, there was a balance of $1,335,249 and $1,678,337, respectively, remaining in the unallocated forfeiture accounts for future use.

Fund balances for employees that have been terminated and have requested payouts that are in various stages of processing and approval but not yet paid out are included in the statement of net assets available for benefits. Benefit payments will be reflected in the statement of changes in net assets available for benefits when actually paid.

(1) Plan Description and Related Information (Continued)

Distributions and Withdrawals

Distributions are generally made upon termination of employment, including retirement, disability, or death. Benefits payable upon retirement or other termination are made as a single lump sum cash payment or, for those who have been grandfathered in the Plan, in substantially equal monthly installments, except for distributions from The Titan Corporation Common Stock which are made in either shares of The Titan Corporation Common Stock or cash as elected by the participant. Benefits payable upon death are made in a lump sum cash payment, except for distributions from The Titan Corporation Common Stock, which are distributed in cash or stock as elected by the beneficiary. When a participant terminates employment and the value of the vested portion of a participant's account exceeds $5,000, the participant must consent to the receipt of the distribution. If an inactive participant does not receive a distribution prior to reaching age 65, full distribution of the participant's account shall be made upon reaching age 65.

Active participants under age 59 1/2 may withdraw the value of the deferred contributions account by providing written notice to the Committee, to the extent necessary to meet a financial hardship, as defined in accordance with the IRC. After withdrawal, six months must lapse before a participant may make additional deferred contributions.

Participant Loans

Participants may borrow from their fund accounts an amount not exceeding the lesser of: 1) $50,000 (reduced by the amount, if any, of the highest outstanding balance of loans from the Plan during the one-year period ending on the day before the date on which the loan is made), or 2) one-half the current value of the participant's vested interest in his or her accounts, excluding ESOP funds. Repayment is made over a period not to exceed five years, or fifteen years if the loan is for the purchase of a participant's principal residence. The loan must be repayable in substantially level payments, with payments generally in biweekly installments. Loans must be for a minimum one-year term and for a minimum of $1,000. Interest is charged based on the prime rate, as quoted in The Wall Street Journal, as of the first day of the month in which the loan is requested, plus 1%. At December 31, 2002, interest rates ranged from 5.25% to 11% on the participants' loan balances, which mature through 2028.

Termination of Plan

The Company may elect to amend or terminate the Plan at any time. In the event of a Plan termination, the balance in each participant account becomes 100% vested. The Company has no intent to terminate the Plan at this time.

Investment and Administrative Expenses

Substantially all expenses incurred in connection with the administration of the Plan were paid by the forfeitures of the Plan. Brokerage fees relating to the purchase or sale of investments are added to the cost thereof or deducted from the proceeds thereof, respectively.

(1) Plan Description and Related Information (Continued)

Concentration of Investment Risk

The Plan may invest in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risks associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

Included in the Plan's net assets available for benefits at December 31, 2002 and 2001, are investments in The Titan Corporation Common Stock amounting to $26,449,923 and $58,094,530, respectively, whose value could be subject to change based upon market conditions.

(2) Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Basis of Presentation

The financial statements are reported on the accrual basis of accounting.

Investment Valuation

Plan assets are invested with the Trustee who determines fair values based upon quoted market prices. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Common collective trusts are valued at contract value, which approximates fair value. Investments in company stocks are valued at fair value based on the published closing prices on the New York Stock Exchange and NASDAQ Stock Market. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Payments of Benefits

Benefits are recorded when paid.

THE TITAN CORPORATION
CONSOLIDATED RETIREMENT PLAN

Notes to Financial Statements (Continued)

(3) Investments

The following table presents investments in the Plan that were held by the Trustee. Single investments representing more than 5% of the Plan's net assets as of December 31, 2002 and 2001 are separately identified.

	December 31	
	2002	**2001**
Investments at fair value:		
Mutual Funds:		
PIMCO Total Return Fund, Admin Shares, 1,123,134 and 663,611 shares, respectively ^	$ 11,983,845	$ 6,941,376
T. Rowe Price Equity Index 500 Fund, 1,386,955 and 1,203,804 shares, respectively	32,829,214	37,125,317
T. Rowe Price Equity Income Fund, 1,079,504 and 982,223 shares, respectively	21,363,381	23,229,586
T. Rowe Price Summit Cash Reserves Fund, 14,583,298 and 13,886,867 shares, respectively	14,583,298	13,886,867
Other	56,766,236	49,914,500
Total mutual funds	137,525,974	131,097,646
Common Collective Trusts:		
T. Rowe Price Stable Value Fund, 21,231,942 and 16,465,535 shares, respectively	21,231,942	16,465,535
Common Stocks:		
The Titan Corporation Common Stock, 2,543,262 and 2,328,438 shares, respectively*	26,449,923	58,094,530
Other	5,567,277	—
Total common stocks	32,017,200	58,094,530
Cash	108,325	—
Participant loans	3,310,325	3,467,534
Total Investments	$ 194,193,766	$ 209,125,245

* Includes non-participant directed funds.

^ On December 31, 2001, this investment did not exceed 5% of the total net assets.

(3) Investments (Continued)

During 2002, the Plan's investments appreciated/(depreciated) (including realized gains and losses on investments bought and sold, as well as unrealized gains and losses on investments held during the year) in value by $(50,518,552) as follows:

	Realized gain/(loss)	Unrealized gain/(loss)	Net appreciation/ (depreciation)
Mutual funds	$ (3,177,200)	$ (19,987,056)	$ (23,164,256)
SureBeam Corporation Common Stock	214,377	1,178,279	1,392,656
The Titan Corporation Common Stock	(2,654,942)	(26,092,010)	(28,746,952)
	$ (5,617,765)	$ (44,900,787)	$ (50,518,552)

(4) Non-participant Directed Investments

Generally, 50% of employer matching contributions as well as all ESOP contributions are invested in The Titan Corporation Common Stock. A summary of non-participant directed investments as of December 31, 2002 and 2001 is as follows:

	December 31, 2002	December 31, 2001
Net assets – The Titan Corporation Common Stock	$ 5,808,648	$ 40,281,027

A summary of changes in non-participant directed investments for the year ended December 31, 2002 is as follows:

Contributions	$ 3,857,794
Net depreciation in fair value	(24,005,113)
Benefits paid	(1,898,443)
Administrative expenses	(880)
Participant forfeitures	(373,776)
Fund transfers	(11,585,586)
Plan transfer	(466,375)
	$ (34,472,379)

(5) Income Tax Status

The Plan obtained its latest determination letter on February 7, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. Although certain administrative and operational amendments have been made to the Plan since receiving the determination letter, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

(6) Related Party and Reportable Transactions

Certain Plan investments are shares of mutual funds managed by the Trustee; therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for administrative and investment management services and loan origination costs amounted to $13,037 for the year ended December 31, 2002.

In August 2002, the Company completed the tax-free distribution of SureBeam shares owned by the Company to the Company's stockholders, including Plan participants, as of the record date of July 26, 2002. The ratio used for the purposes of determining the SureBeam dividend to be received by the Company's common stockholders in connection with the tax-free spinoff of SureBeam was 0.6986. Upon the distribution, 1,651,716 shares of SureBeam common stock were added to the Plan's assets. Participants are allowed to hold SureBeam shares in their accounts for a period of 18 months from the distribution date of August 5, 2002. At the end of this holding period, any remaining SureBeam shares will automatically be sold and reinvested according to each participant's then authorized investment fund designation.

Reportable transactions are transactions related to non-participant directed investments in excess of 5% of Plan assets, as defined under ERISA. The reportable transactions during the year ended December 31, 2002 are included in the accompanying Schedule H, Line 4j – Schedule of Reportable Transactions.

(7) Plan Mergers/Transfers

Two plans sponsored by subsidiaries of The Titan Corporation merged into the Plan during the year ended December 31, 2002. These plans included SenCom Corporation Savings and Retirement Plan and William C. Lindsey, Inc. dba LinCom Corporation 401(k) Profit Sharing Plan. The transfers of these plan assets are reflected as transfers in on the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2002. The amounts related to each transfer are as follows:

Plan	Assets transferred in	Loans transferred in	Total transferred in
SenCom Corporation Savings and Retirement Plan	$ 6,311,311	$ —	$ 6,311,311
William C. Lindsey, Inc. dba LinCom Corporation 401(k) Profit Sharing Plan	10,699,594	32,497	10,732,091
Total	$ 17,010,905	$ 32,497	$ 17,043,402

THE TITAN CORPORATION
CONSOLIDATED RETIREMENT PLAN

Notes to Financial Statements (Continued)

(7) Plan Mergers/Transfers (Continued)

The plan assets of participants of SureBeam, a former subsidiary of The Titan Corporation, transferred out of the Plan during the year ended December 31, 2002. The transfer of these plan assets is reflected as transfers out on the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2002. The amounts related to the transfer are as follows:

Plan	Assets transferred out	Loans transferred out	Total transferred out
SureBeam 401(k) Plan	$ 2,887,410	$ 77,310	$ 2,964,720

Schedule I

THE TITAN CORPORATION
CONSOLIDATED RETIREMENT PLAN

(EIN 95-2588754)

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2002

(a)	(b) Identity of issuer	(c) Description of investment	(d) Cost	(e) Current value
*/^	The Titan Corporation	The Titan Corporation Common Stock, 2,543,262 shares	$ 23,588,686	$ 26,449,923
*	SureBeam Corporation	SureBeam Corporation Common Stock, 1,378,039 shares	**	5,567,277
	Cash	Cash	**	108,325
	Janus	Janus Worldwide Fund, 116,255 shares	**	3,735,284
	Janus	Janus Mercury Fund, 226,893 shares	**	3,348,943
	PBHG	PBHG REIT Fund, 286,374 shares	**	2,302,449
	PIMCO	PIMCO High Yield Fund, Admin Shares, 164,105 shares	**	1,398,171
	PIMCO	PIMCO Total Return Fund, Admin Shares, 1,123,134 shares	**	11,983,845
*	T. Rowe Price	TRP Personal Strategy – Income Fund, 728,799 shares	**	8,745,584
*	T. Rowe Price	TRP Personal Strategy – Balanced Fund, 569,485 shares	**	7,727,914
*	T. Rowe Price	TRP Personal Strategy – Growth Fund, 152,974 shares	**	2,314,502
*	T. Rowe Price	TRP Extended Equity Market Index Fund, 620,464 shares	**	4,926,481
*	T. Rowe Price	TRP International Stock Fund, 486,270 shares	**	4,318,082
*	T. Rowe Price	TRP Small-Cap Value Fund, 300,414 shares	**	6,591,079
*	T. Rowe Price	TRP Equity Index 500 Fund, 1,386,955 shares	**	32,829,214
*	T. Rowe Price	TRP Science & Technology Fund, 217,280 shares	**	2,700,787
*	T. Rowe Price	TRP Mid Cap Growth Fund, 260,699 shares	**	8,092,117
*	T. Rowe Price	TRP Equity Income Fund, 1,079,504 shares	**	21,363,381
*	T. Rowe Price	TRP Summit Cash Reserves Fund, 14,583,298 shares	**	14,583,298
*	T. Rowe Price	TRP Spectrum Growth Fund, 50,750 shares	**	564,843
*	T. Rowe Price	TRP Stable Value Fund, 21,231,942 shares	**	21,231,942
*	Participant loans	Interest rates range from 5.25% – 11%, maturities through 2028	—	3,310,325
				$ 194,193,766

* Represents a party-in-interest as defined by ERISA.
** Cost omitted for participant directed investments.
^ Includes non-participant directed funds.

See accompanying independent auditors' report.

Schedule II

THE TITAN CORPORATION
CONSOLIDATED RETIREMENT PLAN

(EIN 95-2588754)

Schedule H, Line 4j – Schedule of Reportable Transactions**

Year ended December 31, 2002

(a) Identity of party involved*	(b) Description of asset	(c) Purchase price	(d) Selling price	(e) Lease rental	(f) Expense incurred with transaction	(g) Cost of asset	(h) Current value of asset on transaction date	(i) Net gain / (loss)
The Titan Corporation Common Stock	Common Stock, 29 purchases	$ 3,747,494	N/A	N/A	N/A	$ 3,747,494	$ 3,747,494	$ —
The Titan Corporation Common Stock	Common Stock, 198 sales	N/A	$ 14,147,319	N/A	N/A	$ 13,057,433	$ 14,147,319	$ 1,089,886

* All parties represent parties-in-interest to the Plan.
** Represents transaction or a series of transactions in securities of the same issue in excess of 5% of the Plan market value as of December 31, 2001.

See accompanying independent auditors' report.



750 B Street
San Diego, CA 92101

Exhibit A

Independent Auditors' Consent

The Board of Directors
The Titan Corporation:

We consent to the incorporation by reference in the registration statement (No. 33-4041) on Form S-8 of The Titan Corporation of our report dated May 30, 2003, with respect to the statement of net assets available for benefits of The Titan Corporation Consolidated Retirement Plan as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002, and all related schedules, which report appears in the December 31, 2002, annual report on Form 11-K of The Titan Corporation Consolidated Retirement Plan.

KPMG LLP

San Diego, California
June 26, 2003

